Exhibit 99.7
ASML Completes its Share Buyback Program
VELDHOVEN, the Netherlands, February 27, 2007 — ASML Holding NV (ASML) today announced completion of its share buyback program disclosed on February 14, 2007 as follows:
•	To effect the share buyback, ASML has entered into an agreement with a bank. Under the terms of the agreement, the exact number of shares that are to be purchased by the bank and delivered to ASML, as well as timing of the purchases, is left to the discretion of the bank, within pre-agreed ranges.

•	During the period from February 14 through February 16, 2007, ASML acquired 3,275,000 of its shares pursuant to the share buyback program, at an average price of EUR 19.62 per share.

•	During the period from February 19 up to and including February 23, 2007, ASML acquired 4,725,000 of its shares pursuant to the share buyback program, at an average price of EUR 19.47 per share.

•	The total number of shares bought back from February 14 up to and including February 23, 2007 is 8,000,000 and represents 100 percent of the announced objective of the remaining 1.7 percent of outstanding ordinary shares as authorized by the Annual General Meeting of Shareholders on March 23, 2006.

•	ASML’s share buyback program was announced on February 14, 2007 and was completed on February 23, 2007.

•	The repurchased shares will be used to cover outstanding stock options.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the Web site at ASML.com.
Media Relations Contacts
Angelique Paulussen — Corporate Communications — +31 40 268 6572 — Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 408 383 4005 — Tempe, Arizona
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands